

July 7, 2011

Via E-mail
Mr. Stephen Solcher
Chief Financial Officer
BMC Software, Inc.
2101 City West Boulevard
Houston, Texas 77042-2827

  Re: BMC Software, Inc.
    Form 10-K for Fiscal Year Ended March 31, 2011
    Filed May 6, 2011
    File No. 001-16393

Dear Mr. Solcher:

  We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes, page 32

1. Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates

> may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 12. Guarantees, Commitments and Contingencies

Contingencies, page 78

2.   We note your disclosures regarding various contingencies, both general and specific. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate (or, if true, state that the estimate is immaterial) of the additional loss or range of loss, or state that such an estimate cannot be made with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

Note 13. Segment Reporting, page 79

3.   We note your disclosure of "International" revenue and long-lived assets. Please tell us whether there are any individual countries to which material amounts of revenue or long-lived assets are attributable and what consideration was given to disclosing this information pursuant to ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Stephen Solcher
BMC Software, Inc.
July 7, 2011
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

/s/ Christine Davis for

Kathleen Collins
Accounting Branch Chief